UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 11, 2023 (the “Closing Date”), Farfetch US Holdings, Inc. (the “Company” or the “Borrower”), a Delaware corporation and wholly-owned indirect subsidiary of Farfetch Limited, entered into a second amendment (the “Second Amendment”) to the Credit Agreement with Farfetch Holdings plc (the “Parent”), the other loan parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wilmington Trust, National Association, as collateral agent, and certain lenders party thereto (the “Parties”), which amended the credit agreement entered into between the Parties on October 20, 2022 (as also subsequently amended by the First Amendment on April 7, 2023) (the “Credit Agreement”).

The Second Amendment provides for a $200.0 million delayed draw term loan facility (the “Delayed Draw Term Loan”, together with the Initial Dollar Term Loans (as defined in the Credit Agreement), the “Term Loan”).

The Delayed Draw Term Loan will be issued with a 5.60% original issue discount and, to the extent drawn, will be due and payable on October 20, 2027 (the “Maturity Date”) (unless payable earlier in accordance with the terms of the Credit Agreement). The Delayed Draw Term Loan is fungible with the Initial Dollar Term Loans (as defined in the Credit Agreement) and will amortize in quarterly instalments of 0.2512562814% of the aggregate principal amount of the Dollar Term Loans on the Closing Date (from draw down of the Delayed Draw Term Loan), payable on the last Business Day (as defined in the Credit Agreement) of each fiscal quarter and on the Maturity Date.

The Term Loan bears interest at a rate equal to, at the Company’s option, either the Base Rate (as defined in the Credit Agreement) plus 5.25% per annum or Term SOFR (as defined in the Credit Agreement) plus 6.25% per annum. A Term Loan borrowed in Base Rate is subject to a 0% floor and a Term Loan borrowed in Term SOFR is subject to a 0.50% floor.

The Credit Agreement contains customary affirmative covenants as well as customary covenants that restrict the ability of (i) the Company and (ii) the other entities within the Company’s group to, among other things, incur additional indebtedness, sell certain assets, guarantee obligations of third parties, declare dividends or make certain distributions, and undergo a merger or consolidation, or certain other transactions. The Credit Agreement also contains certain customary events of default.

The obligations under the Credit Agreement with respect to the Term Loan are secured by specified assets of the Farfetch Limited group, including a substantial portion of the assets of the Parent and certain subsidiaries of the Parent, with exceptions set forth in the Credit Agreement. The obligations are also required to be guaranteed by certain material subsidiaries of the Borrower, along with two of its parent entities, the Parent and Farfetch.com Limited. Security over additional assets has not been provided as part of the Second Amendment.

The foregoing summary of the Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Credit Agreement, a copy of which is furnished as Exhibit 4.1 hereto and incorporated herein by reference.

Exhibit List

Exhibit No.	Description

4.1

Credit Agreement, dated October 20, 2022, as amended by the First Amendment, dated April 7, 2023, and the Second Amendment, dated August 11, 2023, among Farfetch Holdings plc, a public limited company incorporated under the laws of England and Wales, Farfetch US Holdings, Inc., a Delaware corporation, each lender from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wilmington Trust, National Association, as collateral agent and J.P. Morgan Securities LLC as the lead arranger and sole physical bookrunner.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Farfetch Limited

Date: August 17, 2023	By:	/s/ José Neves
José Neves
Chief Executive Officer